
Mail Stop 3720

May 22, 2008

Via U.S. Mail and Fax
Mr. Timothy T. Yates
Executive Vice President and
Chief Financial Officer
Monster Worldwide, Inc.
622 Third Avenue
New York, NY 10017

> **RE:** **Monster Worldwide, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 21, 2008; and**
> **Form 10-Q for the period ended March 31, 2008**
> **Filed May 8, 2008**
> **File No. 0-21571**

We have reviewed your supplemental response letter dated April 21, 2008 as well as the above referenced filings and have the following comment. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please comply with our comment in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

As noted in our comment letter dated April 9, 2008, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-Q for the period ended March 31, 2008
Note 6—Fair Value Measurement, page10

1. We note that you make use of a third party to estimate the fair value of your tax exempt auction rate bonds using Level 3 unobservable inputs in the three-tier fair value hierarchy, in accordance with SFAS 157. Please provide a description of the inputs, such as the illiquidity discount, and the information used to develop the inputs. See paragraph 33(c) of SFAS 157.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides all requested information. Please file your response letter on EDGAR. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director